UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2021

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

The MediaWorks

191 Wood Lane

London W12 7FP

United Kingdom

(Address of principal executive office)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-232690), Form F-3 (File No. 333-258556) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On September 15, 2021, Autolus Therapeutics plc (the “Company”) announced that, upon the recommendation of its Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Company’s Board of Directors (the “Board”), the Board appointed John H. Johnson to serve as a Class II director of the Company and as chair of the Board, effective September 15, 2021. Mr. Johnson will serve for an initial term expiring at the Company’s 2023 annual meeting of stockholders, and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Concurrently with the appointment of Mr. Johnson as director and as an independent chair, Dr. Martin Murphy will resign as the current chair of the Board, and Mr. John Berriman will resign as lead independent director of the Board, each effective September 15, 2021. Dr. Murphy and Mr. Berriman will continue to serve as directors of the Board.

Mr. Johnson will be compensated in accordance with the terms of the Company’s non-executive director compensation policy, which has been amended in September 2021 to reflect an updated annual retainer for a non-executive chair and an updated initial equity award for a non-executive chair. Pursuant to the policy amended as of September 2021, Mr. Johnson will be entitled to receive a £50,000 annual retainer for his service as non-executive chair of the Board.

Further, pursuant to the policy amended as of September 2021, in connection with Mr. Johnson’s appointment as non-executive chair of the Board, he will also be granted an initial, one-time equity award of options to purchase 50,000 of the Company’s American Depositary Shares (“ADSs”) representing its ordinary shares, with an exercise price equal to the closing price of the Company’s ADSs on September 15, 2021, the date of his appointment. The initial option award to the chairperson has been increased compared to the initial equity award granted to other new non-executive directors, for whom the initial option award remains at 25,000 of the Company’s ADSs.

The award will vest and become exercisable in equal monthly installments through the third anniversary of Mr. Johnson’s date of appointment to the Board, subject to his continued service to the Company through each applicable vesting date. The Company also entered into its standard deed of indemnity agreement for directors and officers with Mr. Johnson, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333- 224720) filed with the SEC on June 8, 2018.

There are no arrangements or understandings between Mr. Johnson and any other persons pursuant to which Mr. Johnson was appointed as a director, and there are no related-party transactions in which Mr. Johnson has an interest requiring disclosure.

On September 15, 2021, the Company issued a press release announcing the aforementioned changes to the Board which is furnished as Exhibit 99.1 to this Report.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated September 15, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: September 15, 2021	By:	/s/ Christian Itin
		Name	Christian Itin, Ph.D.
		Title:	Chief Executive Officer